Organigram Reports Record Third Quarter Fiscal 2025 Results

Second consecutive quarter of record revenue, strong adjusted EBITDA growth, Free Cash Flow, and continued international expansion

TORONTO, ON, August 13, 2025 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada's #1 cannabis company by market share1, is pleased to announce its record results for the third quarter ended June 30, 2025 (“Q3 Fiscal 2025” or "Q3").

Q3 FISCAL 2025 HIGHLIGHTS

•Record Gross Revenue: $110.2 million (+73% year-over-year, +7.2% sequential).
•Record Net Revenue: $70.8 million (+72% year-over-year, +7.9% sequential).
•International Revenue: $7.4 million (+208% year-over-year, +21% sequential).
•Adjusted EBITDA2: $5.7 million (+64% year-over-year, +16% sequential).
•Free Cash Flow2: $5.0 million versus ($4.8) million in the prior year period.
•Motif Synergies: $4.2 million to date, approximately $11 million annualized; on track to hit $15 million target within 24 months of acquisition.
•Total Cash: $85.9 million3, including $35.9 million of unrestricted cash; and negligible debt.
•#1 Market Share in Canada: #1 in vapes, #1 in pre-rolls, #1 in milled flower, #1 in concentrates, #3 in edibles, #3 in dried flower1.
•Canadian Beverage Growth: Expanded distribution in Alberta, Saskatchewan, and Manitoba.
•U.S. Expansion: Began generating U.S. revenue, expanded distribution into new states and gained important key account listings; launched U.S. DTC (direct-to-consumer) website expanding hemp-derived THC beverage availability to 25 states subsequent to quarter end.
•Record Moncton Harvest: of 24,210 kilograms, driven by capacity enhancing projects and seed-based cultivation; entire Moncton facility harvest averaged over 29% THC potency.
“In Q3, we delivered our second consecutive quarter of record revenue driven by the acquisition of Motif, Collective Project, and a further optimization of our product and brand portfolio” said Beena Goldenberg, CEO of Organigram. "With our strong Canadian market leadership now in place, we are committed to bringing our Canadian successes, underpinned by innovation and a commitment to quality, to international markets. We have grown our export business, expanded into the US, and are set to launch new brands internationally, all building towards our ambition of becoming a truly global cannabis player."

THIRD QUARTER FISCAL 2025 FINANCIAL OVERVIEW

•Net revenue:
◦Net revenue increased 72% to $70.8 million, from $41.1 million in the third quarter ended June 30, 2024 ("Q3 Fiscal 2024"), primarily driven by contributions from the Motif Labs Ltd. ("Motif") acquisition and increased international sales.

•Adjusted gross margin2:
◦Adjusted gross margin was $24.2 million, or 34% of net revenue, compared to $14.6 million, or 36%, in Q3 Fiscal 2024.
1 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling) as of June 30, 2025.
2 Adjusted EBITDA and free cash flow provided by (used in) operating activities ("Free Cash Flow") are non-IFRS financial measures not defined by and do not have any standardized meanings under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.
3 Total cash position includes restricted cash and short-term investments.

◦Organigram’s standalone adjusted gross margin excluding Motif was approximately 37% in Q3. Management expects adjusted gross margin to improve over the coming quarters as Motif acquisition-related synergies are realized.

•Selling, general & administrative ("SG&A") expenses:
◦SG&A increased 70% to $24.5 million from $14.4 million in Q3 Fiscal 2024. The increase was attributable to the inclusion of Motif SG&A in Organigram's consolidated financials as well as higher trade investments to support the growth of the business.
◦As a proportion of net revenue, SG&A remained flat at 35%, compared to 35% in Q3 Fiscal 2024.
◦Included in SG&A was an incremental investment of $1.2 million into ERP versus the prior year and higher amortization of $1.6 million associated with Motif and Collective Project Limited ("Collective Project") acquisitions.

•Net loss:
◦Net loss was $6.3 million compared to net income of $2.8 million in Q3 Fiscal 2024. The decrease in net income from the prior period is primarily attributable to higher fair value changes recognized in relation to the preferred shares and top-up-rights held by British American Tobacco p.l.c ("BAT"), and other financial instruments.

•Adjusted EBITDA4:
◦Adjusted EBITDA was $5.7 million compared to $3.5 million in adjusted EBITDA in Q3 Fiscal 2024. The increase was primarily attributable to higher recreational revenue, including Motif contributions, and higher international revenue.

•Net cash from operating activities:
◦Net cash from operating activities was $14.6 million, compared to cash used of $3.7 in Q3 Fiscal 2024. The increase was primarily attributable to improved working capital utilization.

“In Q3 we delivered solid revenue and adjusted EBITDA growth sequentially and year-over-year while making significant progress toward the full integration of our recent acquisitions” said Greg Guyatt, CFO of Organigram. “As our business continues to scale domestically and abroad, and the realization of cost synergies related to our Motif acquisition begin to positively impact future earnings, we are confident in our trajectory toward sustained profitability and free cash flow in the near-term.”

CANADIAN RECREATIONAL MARKET INTRODUCTIONS

As Canada's market leader in recreational cannabis, Organigram remains committed to delivering consumer focused innovations and products to its customers. Some notable recent highlights include:

•SHRED Max10 Party Pack: Ten individual 10mg gummies separately packaged within a container to provide consumers with 100mg THC per container.
•Big Bag O' Buds: New strains in Blueberry Dream, UK Cheddar Cheese, and Comboz (Ultra Sour & Blueberry Dream).
4 Adjusted gross margin, adjusted gross margin %, and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under IFRS, as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

•SHRED Flower Power: The return of the OG SHRED blend — A sativa blend boasting strong sweet and floral aromas.
•BOXHOT IPRs: Pear Herer & Strawberry Diesel infused pre-rolls.
•Trailblazer Blunts: Tube-style blunts wrapped in tea leaf-based blunt paper for a smooth and unique flavour profile.
•Rizzlers Vapes: Lime Frizz & Passion Plunge all-in-one switch-hit vapes.
INTERNATIONAL SALES

•In Q3 Fiscal 2025, Organigram achieved $7.4 million in international sales compared to $2.4 million in the same prior year period, and expects to continue growing its international sales over time.
•Organigram continues to await EU-GMP certification for its Moncton facility.
•In Q3 Fiscal 2025, Organigram began generating U.S. recreational revenue from hemp-derived THC beverage pursuant to the acquisition of Collective Project.

BALANCE SHEET & LIQUIDITY

•As of June 30, 2025, the Company had total cash (including restricted cash and short-term investments) of $85.9 million.

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q3-2025	Q3-2024	% Change
Gross revenue	110,205	63,605	73%
Excise taxes	(39,413)	(22,545)	75%
Net revenue	70,792	41,060	72%
Cost of sales	48,369	27,173	78%
Gross margin before fair value changes to biological assets & inventories sold	22,423	13,887	61%
Realized fair value on inventories sold and other inventory charges	(14,461)	(13,728)	5%
Unrealized gain on changes in fair value of biological assets	18,184	13,849	31%
Gross margin	26,146	14,008	87%
Adjusted gross margin(1)	24,226	14,586	66%
Adjusted gross margin %(1)	34%	36%	(2)%
Selling (including marketing), general & administrative expenses	24,504	14,376	70%
Net (loss) income	(6,294)	2,818	nm
Adjusted EBITDA(1)	5,694	3,465	64%
Net cash used in operating activities before working capital changes	(686)	(182)	277%
Net cash provided by (used in) operating activities after working capital changes	14,626	(3,730)	nm
Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Select Balance Sheet Metrics (in $000s)	JUNE 30, 2025	SEPTEMBER 30, 2024	% Change
Cash & short-term investments (including restricted cash)	85,931	133,426	(36)%
Biological assets & inventories	125,186	82,524	52%
Other current assets	66,666	46,269	44%
Accounts payable & accrued liabilities	89,803	47,097	91%
Current portion of long-term debt	40	60	(33)%
Working capital	170,508	208,897	(18)%
Property, plant & equipment	123,537	96,231	28%
Long-term debt	—	25	(100)%
Total assets	564,615	407,860	38%
Total liabilities	179,119	101,871	76%
Shareholders’ equity	385,496	305,989	26%

The following table reconciles the Company's adjusted EBITDA to net loss.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q3-2025	Q3-2024
Net (loss) income as reported	$(6,294)	$2,818
Add/(deduct):
Investment income, net of financing costs	(73)	(1,179)
Income tax (recovery) expense	(9,903)	—
Depreciation and amortization	4,789	3,039
ERP implementation costs	1,217	7
Acquisition and other transaction costs	654	421
Inventory and biological assets fair value and NRV adjustments	(2,787)	578
Acquisition-related fair value adjustment to inventory sold	897	—
Share-based compensation	1,007	2,087
Other (income) expenses(1)	13,511	(6,687)
Research and development expenditures, net of depreciation	2,676	2,381
Adjusted EBITDA	$5,694	$3,465

Note 1:    Other (income) expenses includes share of loss from investments in associates, (gain) loss on disposal of property, plant and equipment, change in fair value of derivative liabilities, preferred shares, contingent consideration and other financial assets, and certain other non-operating (income) expenses.

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q3-2025	Q3-2024
Net revenue	$70,792	$41,060
Cost of sales before adjustments	46,566	26,474
Adjusted gross margin	24,226	14,586
Adjusted gross margin %	34%	36%
Less:
Provisions and impairment of inventories and biological assets	921	628
Provisions to net realizable value	15	71
Acquisition-related fair value adjustment to inventory sold	867	—
Gross margin before fair value adjustments	22,423	13,887
Gross margin % (before fair value adjustments)	32%	34%
Add:
Realized fair value on inventories sold and other inventory charges	(14,461)	(13,728)
Unrealized gain on changes in fair value of biological assets	18,184	13,849
Gross margin	26,146	14,008
Gross margin %	37%	34%

The following table reconciles the Company's Free Cash Flow to net cash and restricted cash provided by (used in) operating activities:

Free Cash Flow Reconciliation (in $000s unless otherwise indicated)	Q3-2025	Q3-2024
Net cash and restricted cash provided by (used in) operating activities	$14,626	$(3,730)
Less:
Purchase of property, plant and equipment	9,627	1,064
Free Cash Flow	4,999	(4,794)

Third Quarter Fiscal 2025 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    August 13, 2025
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://registrations.events/direct/Q4I9676685

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/755647987

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin, adjusted gross margin %, adjusted EBITDA and Free Cash Flow) that are not defined by and do not have a standardized meaning under IFRS as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: net of financing costs; income tax expense (recovery); depreciation, amortization, impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss (gain) from investments in associates including impairment loss; change in fair value of contingent consideration; change in fair value of derivative liabilities, other financial assets and preferred shares; expenditures incurred in connection with research and development ("R&D") activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and net realizable value adjustments related to inventory and biological assets; government subsidies, insurance recoveries and other non-operating expenses (income); legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for expected credit losses . Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; and (iv) provisions to net realizable value. Adjusted gross margin % is calculated by dividing adjusted gross margin by net revenue. Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

Free Cash Flow is a non-IFRS measure that the Company defines as net cash provided by or used in operating activities less the purchase of property, plant and equipment. Management believes this measure is a useful indicator of the Company’s capacity to fund operations from internally generated cash flows, without the need for additional borrowings or use of existing cash reserves under normal operating conditions.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 5 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 5 of this press release is a reconciliation to such measure. The most directly comparable measure to Free Cash Flow is net cash and restricted cash provided by (used in) operating activities, and beginning on page 5 of this press release is a reconciliation to such measure.

About Organigram Global Inc.

Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator or cannabis and manufacturer of cannabis-derived goods in Canada. Through its recent acquisition of Collective Project, Organigram Global participates in the U.S. and Canadian cannabinoid beverages markets.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED'ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA, Free Cash Flow and net revenue in Fiscal 2025 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the PDC, availability and sources of any future financing, availability of cost efficiency opportunities, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; expectations regarding the Company's acquisition, integration and synergy realization of Motif and Collective Project; expectations around FASTTM nanoemulsion technology; expectations regarding EU-GMP certification; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures; changes to government laws, regulations or policies, including customs, tariffs, trade or environmental law, regulations or policies, or the enforcement thereof; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval+ (“SEDAR”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent management discussion and analysis ("MD&A") and annual information form. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated August 12, 2025 and there can be no assurance whatsoever that these events will occur.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca